FWP - CNBC Europe

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The interview by Guy Johnson with Eugene A. Soltero, the transcript of which is set forth below, was cablecast on August 18, 2006 on "Squawk Box Europe with Guy Johnson" on CNBC Europe. The interview was cablecast live from the CNBC studios in London, U.K.

CNBC Europe is a commercial news cable channel and Squawk Box Europe with Guy Johnson is a business news and interview program regularly cablecast on CNBC Europe. CNBC, CNBC Europe, Squawk Box with Guy Johnson and Gut Johnson are wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas has made no payment and given no consideration to any of CNBC, CNBC Europe, Squawk Box with Guy Johnson or Guy Johnson in connection with the cablecast of the interview below or any other matter published by CNBC, CNBC Europe, Squawk Box with Guy Johnson or Guy Johnson concerning Zion Oil & Gas or otherwise.

CNBC Interview

Squawk Box Europe with Guy Johnson

August 18, 2006

Guy Johnson: Zion Oil claims it is close to finding oil in Israel. Yeah, get that. So far, the exploratory group has drilled one well between Tel Aviv and Haifa with quote encouraging, but inconclusive results. If the group's calculations turn out to be accurate, the region could yield hundreds of millions of barrels of oil. Enough possibly to make Israel partly self-reliant. But can Zion extract enough oil to become profitable, and will a fragile cease-fire between Israeli troops and Hezbollah rebels make it prudent to actually invest in this region? Joining us to discuss is Gene Soltero, CEO at Zion Oil. Gene, great to see you here in the studio this morning. I just want to start off with the issue obviously that would be first and foremost in everybody's minds at this point in time. Benjamin Netanyahu was in the studio a week and a half ago and told us that business in Israel, well, business is normal and that the Israeli economy is very strong. To your minds, how has the economy down in Israel been affected and how does it affect companies such as yourself, the recent violence that we've been seeing?

Gene Soltero: Well, what we've seen is with the cease fire, that things have are returning to normal much faster than any of us in the business community would have expected. The Israeli shekel is up against the US dollar, the economy looks like it's strong, people are going back to school. What we're hearing is that all of the elements of preparing for conflict are easing back, way back, and people are talking about redeveloping the North, talking about what's going to happen to redevelop in the infrastructure in Lebanon. And all of these discussions are being held in the view that there isn't going to be significant conflict, for the next short term anyway.

Guy Johnson: Let's turn to your company, specifically. You're traveling to the United States and Europe at this point in time, talking about raising money. You've obviously been investing in Israel, in this, in this, this project. And you've got some good results, but, yet to really sort of prove that the oil that the geologists say is there, is actually viable on some sort of a commercial basis. Just talk us through exactly what you've found, where you are and why you need this money.

Gene Soltero: Ok, what we have are petroleum rights that cover well over 200,000 acres in North Central Israel. It's an area that has been under-explored over the last 50 years, as compared with many other places in the world that have oil and gas reserves and oil and gas production. Israel has had oil production since the mid-fifties. It's had gas production since the early sixties, but none of it has been at world class, until the last five or six years, where there were significant offshore gas discoveries. In our particular area there have been nine deep wells that have been drilled. That's a very, very limited exploration program. So what we have done, is we have taken all of the work that has been done over the last thirty years, approximately 85 million dollars worth of work has generated a significant amount of data. Our company has revalued, or evaluated and reprocessed all of that data. And it has allowed us to get a little bit better idea of what the geological layout is. Now we drilled one well. We re-entered actually, an old well, and deepened it to 15,800 feet. In that well we had a number of things occur that gave us quite a bit of encouragement, but nothing in there that we could produce immediately to show reserves. So on your lead into this show you were talking about us saying "hundreds of millions of barrels." We don't say that.

Guy Johnson: Right

Gene Soltero: Others outside have said that Israel could possibly have significant oil reserves. For example, Israel hired the chief geologist of Shell and the retired chief geologist of Exxon Mobil to conduct regional studies to determine the oil potential in Israel, and both of these gentlemen came up with numbers in the half billion to two billion barrel range. Now, nobody knows whether or not that much oil is there, but if it is, it would have a significant impact on the trade balance in Israel and on the economy, because it could satisfy a lot of Israel's needs for oil. Israel consumes about a hundred million barrels of oil a year. And so a billion barrel find would be a very, very significant.

Guy Johnson: Would make quite a big difference. As I say, you're here raising money at this point in time. And not a great deal of money I have say, obviously, just enough to satisfy the sort of ongoing needs of the company on an operational level. Does it become easier though? Oil's at seventy bucks a barrel. It was at ten bucks a barrel five years ago. We're now at seventy bucks a barrel and the world is clamoring out for new reserves. Does that make your life easier in terms of people willing to take an investment position within your company, within the sort of Israeli, the nascent Israeli oil sector? How much of a factor is that?

Gene Soltero: It does offset the perceived political risk by those who are investing based upon risk/reward. And you have a whole series of investors who are interested in just trying to help Israel develop, and we have those kinds of investors who have approached us over the years and have participated with us and buying shares in our company. In doing a public offering, we are expanding our marketplace, so to speak. We've had, over the last five years, we've had about two hundred, two hundred fifty individuals invest with us as shareholders in the company to provide the funding for doing all of this reprocessing work and drilling of our first well. With the funds that we raise now, we hope to drill the second well.

Guy Johnson: And we wish you the best of luck with that. Gene, great to see you in the studio this morning. Thanks very much for taking the time out of what must be a busy schedule here in Europe and the United States. Gene Soltero, CEO at Zion Oil.